UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Resolution on Cash Dividend

On July 23, 2026, the board of directors (the “Board of Directors”) of SK Telecom Co., Ltd. (the “Company”) resolved to designate August 31, 2026 as the record date for the Company’s quarterly cash dividends for the second quarter of 2026 pursuant to Article 54-3 of the Company’s Articles of Incorporation.

1. Dividend category		Quarterly dividend
2. Dividend amount per share (Won)	Common Stock	830
	Preferred Stock	-
3. Market dividend rate (%)	Common Stock	0.9
	Preferred Stock	-
4. Total amount of dividend payment (Won)		176,838,066,130
5. Record date		August 31, 2026
6. Dividend payment date		September 17, 2026
7. Date of the general meeting of shareholders		-
8. Date of the resolution by the Board of Directors		July 23, 2026
Attendance of outside directors	Present	5
	Absent	-

9. Other matters relating to an investment decision

•

Regarding Item 4 above, the total amount of dividend payment has been calculated based on the number of shares entitled to dividends as of the date of the resolution by the Board of Directors, and the actual dividend payment amount is subject to adjustment based on the actual number of outstanding shares as of the record date.

•	Regarding Item 6 above, the dividend payment date was determined by the Board of Directors in accordance with Article 165-12, Paragraph 3 of the Financial Investment Services and Capital Markets Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Taehee Kim
(Signature)
Name: Taehee Kim
Title: Vice President

Date: July 23, 2026